CLS CAPITAL GROUP, INC.
6800 W. Central Avenue
Suite E-1
Toledo, OH 43617
(888) 616-6639

July 26, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-167946)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), CLS Capital Group, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-167946), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it intends to re-file a Registration on Form S-1 at a later date which incorporates certain matters which were omitted from the previously filed Registration Statement. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (888) 616-6639 or Robert L. B. Diener, Esq., counsel to the Registrant, at (310) 396-1691.

Very truly yours,

CLS Capital Group, Inc.

/s/ Redell Vincent Napper III
Name: Redell Vincent Napper III

Title: Chief Financial Officer